Exhibit 99.9

PRESS RELEASE

TotalEnergies Completes the Sale of
its Upstream Canadian assets to Suncor

Paris, November 20, 2023 – TotalEnergies has completed today the sale to Suncor of the entirety of the shares of TotalEnergies EP Canada Ltd., comprising notably its participation in the Fort Hills oil sands asset and associated midstream commitments. The consideration for the transaction is C$1.47 billion (about US$1.1 billion), with an effective date on April 1st, 2023. Including adjustments, TotalEnergies received a cash payment at closing of C$1.83 billion (about US$1.3 billion).

On October 4th, TotalEnergies had already completed the sale of its 50% participation in Surmont and associated midstream commitments to ConocoPhillips and had received a cash payment of C$3.7 billion (about US$2.75 billion), with future contingent payments of up to C$440 million (about US$330 million).

“With these two divestments over the last couple of months, TotalEnergies effectively exits the Canadian oil sands, focusing our allocation of capital to Oil & Gas assets with low breakeven. The Company has hence received more than US$4 billion from these sales during the fourth quarter 2023, out of which, as previously announced, US$1.5 billion will be shared with shareholders as buybacks in 2023”, said Jean-Pierre Sbraire, Chief Financial Officer of TotalEnergies.

* * *

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).